EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CEMTREX INC.

(a Delaware corporation)

The undersigned, Saagar Govil, hereby certifies that:

1. He is the Chief Executive Officer of Cemtrex Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the resolutions adopted and approved at a meeting of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation of the Corporation was duly approved by the Corporation’s Board of Directors, and duly adopted by stockholders holding a majority of the outstanding shares of common stock and preferred stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. The first paragraph of Article 4 of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

ARTICLE 4. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Eighty Million (80,000,000) shares, consisting of (i) Seventy Million (70,000,000) shares of Common Stock, par value $0.001 per share, and (ii) Ten Million (10,000,000) shares of Preferred Stock, par value of $0.001 per share. Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

4. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 39,962 shares of common stock, 50,000 shares of Series C Preferred Stock and 132,298 shares of Series I Preferred Stock, voting as a single class, for 88.8% of the voting capital of the Corporation.

5. This Amendment to the Certificate of Incorporation of the Corporation shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 2nd day of August, 2024.

By:	/s/ Saagar Govil
Saagar Govil
Chief Executive Officer